Cabot Microelectronics Corporation
H. Carol Bernstein                                                                                                                                                                                                                     870 N. Commons Dr.
Vice President, Secretary & General Counsel                                                                                                                                               Aurora, IL 60504
                              (630) 375-5461 Direct Telephone
                              (630) 499-2644 Direct Facsimile
                             carol_bernstein@cabotcmp.com

February 11, 2014
CORRESPONDENCE VIA EDGAR
Mr. Russell Mancuso
Branch Chief
Division of Corporation Finance
US Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-6010
Re:              Cabot Microelectronics Corporation
Form 10-K for Fiscal Year Ended September 30, 2013
Filed November 20, 2013
File No. 000-30205

Dear Mr. Mancuso:

Cabot Microelectronics Corporation ("we", "Company") has received the Staff's comments on the filing referenced above that were contained in the Staff's letter to the Company dated January 30, 2014.  This is our response to your comments.  For convenience of reference, the text of the comments in the Staff's letter has been reproduced in italicized type herein.
Results of Operations, page 33

Comment No. 1

1.	Please tell us, and revise future or amended filings as appropriate:
•	the nature of the manufacturing costs that decreased while your sales increased, affecting your cost of goods sold;
•	the magnitude of the effect on cost of goods sold of the agreement with your new supplier;
•	the provisions of your annual incentive cash bonus program that caused the disclosed changes in expenses,
•
the extent of the changes in "staffing-related costs" that were due to the incentive cash program and the reasons for the balance of the changes in staffing-related costs, including the extent to which you changed staffing levels.

•	How to reconcile your statements about the contribution to revenue of "higher-priced product mix" with the information in the last table on page 75.

Response:

The Company respectfully submits the following responses to the Staff's comments, and confirms that it will include in future filings as appropriate:
•	The nature of the manufacturing costs that decreased while your sales increased, affecting your cost of goods sold.

The primary reasons for the decrease in cost of goods sold of 1.2% from fiscal 2012 to 2013 while revenue increased by 1.3% were:

The weakening of the Japanese Yen had the greatest impact on reducing cost of goods sold in fiscal 2013 when compared to fiscal 2012, as we have our largest manufacturing facility in Geino, Japan, and it has significant Yen-denominated costs which exceed our Yen-denominated sales.  From fiscal 2012 to 2013 the Yen weakened from an average of approximately 79 Yen per US Dollar in fiscal 2012 to roughly 92 Yen per US Dollar in fiscal 2013.  This 16 percent change in the exchange rate reduced our cost of goods sold year over year by $7.1 million as stated in our 10-K (p.34, Cost of Goods Sold).

Decreases in cost of goods sold were also realized on decreases in pricing from some suppliers of certain materials used in production, net of some increases in pricing on some other materials (see our comments on the Staff's second point below).  Depreciation expense also decreased as some manufacturing equipment became fully depreciated in the first quarter of fiscal 2013.

•	The magnitude of the effect on cost of goods sold of the agreement with your new supplier.

As referenced in "Results of Operations, Cost of Goods Sold," as an illustrative example, we referred to our entering into a new supply agreement with an existing supplier that became effective as of January 1, 2013.  This new agreement has higher pricing than in the prior agreement, thus increasing our cost of goods sold in fiscal year 2013 by approximately 1%.

•	The provisions of your annual incentive cash bonus program that caused the disclosed changes in expenses.

At the beginning of each fiscal year, the Company's compensation committee of the board of directors and board of directors establish specific performance goals for the Company in accordance with our performance-based management process which also served as our Performance Goals for the purposes of our Annual Incentive Program, which is the referenced annual incentive cash bonus program.  As in prior years, the fiscal year 2013 Annual Incentive Program Performance Goals were financial goals that included revenue, gross margin, earnings per share, and a cash flow measure, along with nonfinancial goals that included certain growth objectives.  Because of the Company's overall higher performance against these goals in fiscal year 2013 compared to performance against goals in fiscal year 2012, our employees overall earned larger annual cash bonuses in fiscal year 2013 than in fiscal year 2012.  Thus, our incentive cash bonus expense increased from fiscal year 2012 to 2013.

•
The extent of the changes in "staffing-related costs" that were due to the incentive cash program and the reasons for the balance of the changes in staffing-related costs including the extent to which you changed staffing levels.

Operating expense, which includes research and development, selling and marketing, and general and administrative costs, increased $8.1 million due to staffing-related expenses.  Of this increase, approximately $5.0 million related to higher incentive cash bonus expense and $3.1 million in higher staffing costs was due to merit salary increases and an 11% increase in the number of research and development employees.

•	How to reconcile your statements about the contribution to revenue of "higher-priced product mix" with the information in the last table on page 75.

The revenue by product line table on page 75 states our total revenue by product line in each fiscal years 2013, 2012 and 2011, and thus by definition incorporates any changes in sales volume, mix, selling price and foreign exchange.   Our statements in our Management Discussion and Analysis (MD&A) regarding a "higher priced product mix" as a contributing factor to our revenue increase in fiscal year 2013 over fiscal year 2012, focuses on just one of these components, mix.  As a result, the table on page 75 is not intended to be reconciled directly with the references to product mix in our MD&A.

Mix is influenced not only by the mix of specific products sold, but also the mix of customers to which the specific products are sold.  Within a product line, pricing may vary significantly from one specific product to another, and also from one customer to another.  For example, a customer that purchases a high volume of a specific product may pay a lower price than a customer that purchases a much smaller quantity of that same product.  So our statement that our revenue in fiscal 2013 increased due to a higher priced product mix over fiscal year 2012 revenue, means that the specific mix of products and customers in fiscal 2013 resulted in a higher aggregate price per volume sold than in fiscal 2012, and this concept is not directly correlated to the table of revenue by product line on page 75.

Signatures, page 85

Comment No. 2

2.	Below the first paragraph of text required on the Signatures page, you should include the term "by" on the signature line to indicate who signed the document on behalf of the registrant. Below the second paragraph of text required on the Signatures page, you should (1) include the signatures of all individuals required to sign the document identified by General Instruction D to form 10-K, and (2) identify the capacities in which each individual has signed the filing, such as principal financial officer, principal accounting officer or controller, or director. Please ensure that your future Form 10-Ks are signed accordingly.

Response:

The Company confirms that in future filings it will revise the signature page as advised by the Staff's comments.

Exhibits

Comment No. 3

3.	Please tell us why you have not filed the supply agreements upon which you are sufficiently dependent as to generate the first risk factor on page 16.

Response:

The Company acknowledges the Staff's comments and respectfully submits that it is not required to file the supply agreements generally referenced in the first risk factor on page 16.  The risk factor on page 16 identifies and explains the risk that changes in or disruptions to our supply chain or suppliers could result in a delay in our operations that could impair our ability to manufacture and deliver our products to our customers and thus could adversely affect our results of operations.  The supply agreements generally referenced as part of the explanation of this risk factor were entered into in the ordinary course of business. The Company has evaluated each of these supply agreements and concluded that its business is not substantially dependent on any of them, as none provides for the purchase of the major part of our requirements of goods, services or raw materials or upon which our business depends to a material extent.  We have a variety of product offerings, which we have diversified and broadened over time and continue to do so, and these products use various raw materials that we obtain from diverse suppliers, and we have broadened our supply base over time and continue to do so.

In the risk factor on page 16, for illustrative purposes only to provide context for the general risk being explained, we had referenced one example supply agreement.  To the extent that such illustrative reference might potentially lead to an erroneous conclusion that the Company is substantially dependent upon such agreement as defined by Item 601(b)(10)(ii)(B) of Regulation S-K,  and to clarify appropriately, beginning with the Company's Form 10-Q for the quarter ended December 31, 2014, the Company has removed the specific example of this agreement from the risk factor.

To the extent any supply agreements or other agreements should fall under Item 601(b)(10)(ii)(B) of Regulation S-K in the future, the Company will file them as exhibits to its applicable Exchange Act reports.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of the responses, please do not hesitate to call me at (630) 375-5461.

Respectfully submitted,

/s/ H. Carol Bernstein
H. Carol Bernstein
Vice President, Secretary and General Counsel

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